Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: August 7, 2014

The following is the internal half-year results presentation made available by AMEC to its employees on August 7, 2014:

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Collaborating, improving and growing - achieving ‘2015 and beyond’ 2014 half-year results employee cascade

2 This presentation is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom. In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER. The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC and Foster Wheeler’s common site, www.amecandfosterwheeler.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. Forward-looking statements This presentation contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise. Important information

Did you know? Did you know that the new PDR has a re-designed mobility section so that we can better capture your interest in opportunities to work in other locations? Have you had a PDR conversation with your manager yet? Collaborating, improving, growing, and so achieving This presentation will: give you a brief overview of our interim financial results, showing you the highlights of 2014 explain how well we are delivering our ‘2015 and beyond’ strategy for growth talk about how we see the journey forward consider how you can help AMEC achieve its success

2014 – solid performance continues By continually delivering excellence, we inspire trust and loyalty in our customers Progress on acquisitions EBITA at £152 million Revenue at £1.9 billion Solid underlying performance* Order book at £4.2 billion Clean Energy and Middle Eastern O&G fuel growth *Underlying excludes the impact of acquisitions, disposals, currency fluctuations and changes to levels of pass thorugh incremental proc

Measuring what matters to us
Key performance indicators Q2 2014

HSSE	Q1	Q2	Q3	Q4
Zero Lost Time Incidents	Needs improvement	Needs improvement		
10% better than best ever TRCFR	Needs improvement	Needs improvement		
10% better than best ever AIFR	Target exceeded	Needs improvement		
Risk-based assurance	Met target	Target exceeded		
Reduction in carbon emissions	Met target	Met target		

PEOPLE	Q1	Q2	Q3	Q4
PDR discussions held	Needs improvement	Met target		
Improve employee retention	Target exceeded	Target exceeded		
Develop our people for the future	Met target	Met target		
Improve employee engagement	Met target	Met target		
Managers support development	Met target	Met target		

PROJECT DELIVERY	Q1	Q2	Q3	Q4
Project delivery policy implementation on track	Met target	Met target		
Increased use of HVDCs	Needs improvement	Needs improvement		

ETHICS	Q1	Q2	Q3	Q4
Completion of training				

CUSTOMERS	Q1	Q2	Q3	Q4
Enhance customer satisfaction	Met target	Met target		
Increase in win to bid ratio	Met target	Met target		
Achieve repeat business with existing customers	Met target	Met target		
Diversify customer base	Met target	Met target		

MONEY	Q1	Q2	Q3	Q4
Achieve revenue target	Needs improvement	Needs improvement		
Achieve EBITA target	Needs improvement	Target exceeded		
Achieve cash flow target	Needs improvement	Needs improvement		
Achieve backlog target	Target exceeded	Target exceeded		

2015 AND BEYOND	Q1	Q2	Q3	Q4
Foster Wheeler integration	Met target	Target exceeded		
Overall progress on strategy	Met target	Met target		

Needs improvement | Met target | Target exceeded

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Spotlight on HSSE in 2014 So far 2014 has been a challenging year in terms of HSSE performance - we have had more people injured than we had this time last year To date we have had 15 people suffer injuries which kept them away from work (Lost Time Injury, LTI) Our AIFR, TRCFR and LTIFR all now behind the target We need your help to stop this from happening – remember to follow the safety essentials All Injury Frequency Rate Can you help bring this injury trend down? Check out Beyond Zero on AMECnet and see how you can be a safety leader.

Vision 2015 – growing into our markets We work in over 40 countries, in four markets made up of 11 sectors 7 Mining 11% Environment & Infrastructure 14% Clean Energy 29% Oil & Gas 46% Revenue by market Revenue by business unit

2015 and beyond We have been delivering on the next stage of AMEC’s journey, ‘2015 and beyond’, since its launch in 2012 2015 and beyond is about: Enhancing our position in our four chosen markets Increasing our capabilities and the range of services we offer to our customers Expanding our geographic presence, particularly in Growth Regions How can we ensure we achieve this? By collaborating, improving, growing See the following slides for specific examples To be the partner of choice for our customers, the employer of choice for our employees and the company of choice for investors

Growing Collaborating and supporting our customers Collaborating In 2014: Some great examples of collaborating on projects, for example design and construction of facilities for the US Space Fence programme and the contract award for a Petroleum Research and Development Centre under the existing KOC PMC contract, among others Named preferred bidder for nuclear new build in Poland Appointed Jeff Reilly as Group President of Strategy and Business Development which will further strengthen our relationships with our customers and ability to win new business Formed a strategic partnership with Exelon Nuclear Partners to support the growth of our nuclear capability “I truly believe that collaboration and global support, such as seen on the this, will not be an exception, rather the norm going forward.” Colin O’Neill, Project Manager for the GES contract, Qatar What else can you share about collaboration and excellence customer relations?

Improving In 2014: Diversity & Inclusion diversity and inclusion is pivotal to our long term, sustainable success Global Steering Group established to lead and drive our diversity and inclusion strategy, chaired by Simon Naylor, Group President, Americas senior leaders of operating units are being appointed as champions to accelerate progress in this area AMEC Academy delivered 37 programmes to over 650 of our people, 100% increase over 2013 made progress on streamlining the career path assessment tool with collaboration with the functions Employee engagement - continued to roll out ‘Why AMEC’, a project to engage our people and enhance AMEC’s reputation as an employer Going forward we will focus on further improvement in each of these areas Improving: engaging our people for success AMEC Black & McDonald Limited won a 2013 Canada’s Best Managed Companies award Julian Walker appointed as Director of Communication

Improving in everything we do In 2014: Focused on project start up and project assurance to understand why we have difficulty sometimes to set up projects robustly survey conducted to see what can be done to help Operating units are continuing with the adoption of the AMEC way project delivery, using the self-assessment tool to measure adoption We have updated project sponsorship MDAX: commitment to collaboration and one process has continued to be successfully delivered by the MDAX change management teams “The AMEC way of project delivery is effective and we intend to use it on all projects.” Duane Gingrich, VP Projects and North American Operations, Canada “The AMEC way aims to bring consistent delivery quality to our businesses and geographies whilst not stifling local innovation and initiative.” Jim Lenton, Europe Technical Director, UK

Growing while delivering excellence In 2014 we continued to grow in many positive ways: Added new customers and grew with existing ones Fostered strategic relationships with several clients Grew in capability, working together across our operations Developed as teams and individuals Announced the planned acquisition of Foster Wheeler “The acquisition by AMEC gave us that much needed backing which we can now leverage.” Graham Deans, Technical Delivery Manager, qedi, UK How did your area / operating unit contribute to growth? “ArcelorMittal Liberia appreciates the value we’re bringing to the project. We’re also using work share – that’s one of the greatest things at AMEC.” Raj Punn, Project Manager, Canada Growing

Growing – firm offer for Foster Wheeler In February 2014, we made a firm offer for Foster Wheeler. The combination of AMEC and Foster Wheeler is a compelling proposition as it will: Position us to serve across the whole oil & gas value chain, adding mid and downstream capabilities to our existing upstream focus and bringing new customer relationships Connect AMEC to an internationally recognised brand with a similar culture to ours Improve our geographic footprint, in particular in the Growth Regions and Latin America Provide annual cost saving synergies Combine two highly skilled workforces with industry-leading engineering and project management expertise Fast facts about Foster Wheeler: Approximately 13,000 employees in more than 30 countries Doing business for more than 115 years More information on http://www.fwc.com/ Growing Check out the common site! Visit: https://www.amecandfosterwheeler.com/

Newco: a compelling combination 6150_85 6153_85 14_85 Better business development More collaboration More growth markets Better business development Broad skill base Asset light Multi market More collaboration More growth markets

Americas Access entire O&G value chain with environmental to EPC services Global Centre of Excellence for deepwater, refining and onshore upstream, mining, E&I AMEA & Southern Europe Immediate scale benefit Enhanced NOC access Broader service offering , including EPC Global High Value Delivery Centres Improved Power Equipment market access Northern Europe & CIS Global Centre of Excellence for greenfield, gas monetisation, asset support and brownfield, oil & gas Global Centre of Excellence for nuclear services Newco: global E&C platform Strategy & Business Development Identifying and prioritising prospects Resource planning and optimisation Supporting collaboration

Consultancy, design, design/supply, and project and construction management services for open pit and underground mines 8% Newco: business services by market Market Offering 2013 revenue: Mining 19% Programme/Project mgt., consultancy, engineering and EPC for new built, operational support and decommissioning services for: Nuclear energy Renewables Transmission & distribution Power Pharma/ Bioprocesses Selected key clients Oil & Gas Broad range of services, including engineering, project management and asset support to: Offshore and onshore projects (up, mid and downstream) for the conventional oil and gas market Unconventional oil and gas projects, in particular oil sands Selective EPC delivery, including on-shore lump sum projects 56% Global Power Group (GPG) Design, supply and installation of steam generators and auxiliary equipment for district heating, power plants and industrial facilities Also provision of a wide range of aftermarket services Worldwide customer reach, with installed base in: Korea, China, India, Vietnam, Turkey, Finland, German, Poland, Sweden, Spain, Venezuela, USA, Canada, Australia, South Africa, etc. in recent years 8% Environment & Infrastructure Environmental consulting and other services in the water, transportation/ infrastructure, government services and industrial/ commercial sectors 9% Clean Energy Mining Potash Corp

What does the future hold? With the planned acquisition we will need to collaborate, improve and grow even more to be able to achieve our objectives So - Think about whether and how your area can improve efficiencies and our performance Do not work in silos, find out as much as possible about what the other parts of AMEC do so that you have all the answers when your clients ask – now you can do that through AMECnet + Yammer, so join the conversation! Regularly share knowledge and expertise with your colleagues And if you have a great idea how to collaborate, improve and grow, share it with your line manager, Group President or even Chief Executive! Collaborating Improving Growing

Any questions? Feedback? “Despite market challenges, we have delivered a solid set of results and have achieved a lot within the first six months, in line with our ‘2015 and beyond’ strategy for growth. “However, there is always room for improvement, for example our HSSE performance must get better going forward. “The acquisition of Foster Wheeler continues to make good progress, with integration planning well underway and completion now expected early in the fourth quarter. “Thank you for your hard work, effort and dedication. Let’s stay focused and continue to deliver on our objectives in the second half of the year and beyond. Samir Brikho Chief Executive August 2014 Last word

Business unit information If you need to add more local information, please duplicate and tailor this slide to make the presentation more relevant to your business unit (Europe, Americas, Growth Regions) or operating unit / function (Clean Energy, Mining, HR, IT, etc)